Filed by Archipelago Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: PCX Holdings, Inc.
Filed by Archipelago Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Companies: Archipelago Holdings, Inc. (Commission File No. 001-32274) The New York Stock Exchange, Inc.
Date:	April 29, 2005
To:	PCX Holdings Stockholders
From:	Philip D. DeFeo Chairman and CEO
RE:	Update on Archipelago transaction

        On April 20, Archipelago Holdings, Inc. and the New York Stock Exchange announced that they intend to merge. The proposal is bold. It is expected to give the NYSE access to a fully electronic stock market, create a for-profit holding company that will be publicly traded, and allow the two companies to create a diverse platform for the trading of listed and over-the-counter equities, options (through the Pacific Exchange) and other derivative products including ETFs. The NYSE plans to demutualize and go public in a single transaction. Fulfillment of the agreement rests on a number of steps, including approval from NYSE seat owners, Archipelago's shareholders, and the SEC, all of which could be secured by yearend or early in 2006.

        The NYSE-Arca merger will have no effect on the current operations of the PCX. As for our own proposal to be acquired by Arca, we will continue to move toward a PCX Holdings stockholder vote on that transaction probably early in the third quarter of 2005.

        As a result of the NYSE-Arca merger, there may be an adjustment to the valuation of our transaction, but we cannot determine with certainty whether that will occur or the magnitude of any change, at least not at this time. Our merger agreement provides that the value of the Archipelago Holdings shares that we own at the completion of our merger, as well as the value of the Archipelago Holdings shares that will be issued to you as consideration for your PCX Holdings shares, will be equal to the average of the per share closing prices of Archipelago Holdings common stock for the ten consecutive trading days ending on December 31, 2004, the last trading day prior to the date on which the initial press release announcing our merger was issued. This amount has been determined to be $20.475 per share.

        This amount is subject to recalculation, however, if any person enters into a definitive binding agreement to acquire Archipelago Holdings (such as the recently announced merger agreement with the NYSE). In this event, the market price used to determine the value of our Archipelago Holdings shares will be the average of the per share closing prices for the Archipelago Holdings common stock for the ten consecutive trading days ending on the last trading day prior to the completion of our merger with Archipelago. This amount could be higher or lower than $20.4750. This valuation adjustment will be discussed in more detail in the proxy materials that will be sent to our stockholders later this year in connection with the PCX Holdings stockholder vote on our merger. However, as a hypothetical example, if the average per share closing prices for Archipelago Holdings common stock for such ten-day period were equal to the closing price on April 25, 2005, such amount would by $27.25, which is greater than $20.475. If this were to occur, assuming no change in our outstanding shares and no purchase price adjustments pursuant to the terms of our merger, the value per share payable to our stockholders, upon completion of our merger, would increase from $83.74 to $101.63. There can be no assurance that this, in fact, will prove to be the case.

Important Acquisition Information

        In connection with the proposed acquisition of PCX Holdings and its subsidiaries by Archipelago Holdings, the parties intend to file relevant materials with the SEC, including a registration statement on Form S-4. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the registration statement, as well as other filings containing information about Archipelago, PCX Holdings, the Pacific Exchange and PCX Equities without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the registration statement will also be available, without charge, once they are filed with the SEC by directing a request to Archipelago, Attention: Investor Relations, at 100 South Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284, or by directing a request to the Shareholder Services Department of PCX Holdings at 115 Sansome Street, San Francisco, California 94104 or calling (415) 393-4114.

        This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Acquisition Information with Respect to the Archipelago Holdings-NYSE Merger

        In connection with the proposed merger of Archipelago and the NYSE, the parties intend to file relevant materials with the SEC, including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

        Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Archipelago and the NYSE without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 800, Chicago, Illinois 60606 or calling (888) 514-7284.

        Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This filing (including the exhibits hereto) shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

        Statements in this communication may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management's expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Archipelago undertakes no obligation to publicly update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this communication include general economic and business conditions, industry trends, competitive conditions, regulatory developments as well as other factors described under the caption "Risk Factors" and "Forward-Looking Statements" in Archipelago's Registration Statement on Form S-1, dated August 12, 2004, and Annual Report on Form 10-K, dated March 22, 2005, each of which was filed with the U.S. Securities and Exchange Commission and is available on Archipelago's website at http://www.archipelago.com.